EXHIBIT 99

CAUTIONARY STATEMENT

MedicalCV, Inc., or persons acting on our behalf, or outside reviewers retained by us making statements on our behalf, or underwriters of our securities, from time to time, may make, in writing or orally, “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. This Cautionary Statement, when used in conjunction with an identified forward-looking statement, is for the purpose of qualifying for the “safe harbor” provisions of the Litigation Reform Act and is intended to be a readily available written document that contains factors which could cause results to differ materially from such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made, or referred to, in connection with any such forward-looking statement.

The following matters, among others, may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects, financial or otherwise, or on the trading price of our common stock. Reference to this Cautionary Statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements.

Risks Related to Our Business

We have a history of losses and no assurance of future profitability.   We have incurred losses in each of the last ten fiscal years. We had a net loss to common shareholders of $19,094,872 for the fiscal year ended April 30, 2005 and a net loss to common shareholders of $4,936,131 for the fiscal year ended April 30, 2006. For the nine months ended January 31, 2007, we had a net loss to common shareholders of $9,867,824. As of January 31, 2007, we had an accumulated deficit of $57,210,912. We expect to continue to incur substantial losses until we are able to successfully introduce new products and generate substantial revenue.

We expect to continue to incur operating losses and negative operating cash flow as we support the continued development and commercial launch of our SOLAR™ Surgical Ablation System.  We did not have any clinical-ready SOLAR System inventory at March 1, 2007.  Once we have built, qualified, and released clinical-ready SOLAR System inventory, and have obtained 510(k) clearance, we anticipate that we will require several additional weeks to place the capital equipment in hospitals and train physicians on the use of our SOLAR System before we can complete the commercial launch of such product.  We do not expect to generate material sales of the SOLAR System until fiscal year 2008, at the earliest.  Even if we begin to generate revenue from our SOLAR System, it may be several years, if ever, before we achieve profitability and positive cash flow. If we do achieve profitability, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis in the future. In addition, the report of our independent registered public accounting firm for each of fiscal years 2005 and 2006 includes an explanatory paragraph expressing doubt about our ability to continue as a going concern.

We will require additional financing by the end of April 2007, which may be difficult to obtain, in order to continue operating.   Given the insufficiency of our existing capital resources, we will require additional financing to continue operations, to complete the planned launch of our SOLAR System, and to achieve our long-term goal of providing a surgical ablation treatment option for atrial fibrillation (“AF”). Because we are not generating measurable cash flow from operations, we will be required to raise additional funds through public or private sales of equity securities or the incurrence of indebtedness. If financing is not available to us by the end of April 2007, we will be required to cease operating.

Our ability to fund continued operations depends on the availability of equity and debt financing, which is affected by prevailing economic conditions in the medical device industry and financial, business and other factors, some of which are beyond our control. We cannot assure you that we will obtain financing on favorable terms or at all. If we elect to raise additional capital through the issuance and sale of equity securities, the sales may be at prices below the market price of our stock, and our shareholders may suffer significant dilution. Debt financing, if available, may involved significant cash payment obligations, covenants and financial ratios that restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs.

The U.S. regulatory pathway to our long-term goal may be very costly.   Our ATRILAZE Surgical Ablation System is cleared for ablating soft tissue, to include cardiac tissue. Our SOLAR Surgical Ablation System is expected to be initially cleared for soft tissue. Obtaining FDA labeling for our SOLAR System to be used for the treatment of AF, which is our long-term corporate goal, would require a lengthy and costly clinical trial. We cannot assure you that the system will prove to be a safe and effective treatment option or that the FDA will expand the labeling for the specific indication of AF. If the labeling is not expanded, our future revenue and earnings growth will be materially affected.

Initial uses of our systems may be “off label” in the U.S.   At present, no U.S. medical device has obtained FDA labeling for treatment of AF, including our own systems. Thus, to the extent that our devices are used for the treatment of cardiac arrhythmias, including AF, their use would be considered “off label” in the context of current medical device regulation. Widespread adoption of our systems for the treatment of cardiac arrhythmias, including AF, may not be possible unless we are able to achieve such labeling in the U.S., which would require a lengthy and costly clinical trial.

We may be subject to fines, penalties or injunctions if we are determined to be promoting our products for unapproved, “off-label,” or new uses, or making false, misleading or unsubstantiated claims, which would harm our operating results and reduce the value of your investment.   Our promotional materials and training methods for physicians must be in compliance with FDA and other applicable regulations. FDA regulations prohibit us from promoting or advertising our products for uses not within the scope of our clearances and from making unsupported safety or effectiveness claims. These determinations can be subjective and the FDA may disagree with our promotional claims. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, or makes false or misleading claims or claims not supported by adequate scientific data, the agency could subject us to serious enforcement sanctions and/or limit the promotional claims that we are permitted to make for our products. The FDA typically does not permit promotional claims for a device based upon physician reports and other anecdotal data. We cannot assure you, therefore, that the FDA would agree that any independent peer-reviewed studies are scientifically adequate to support the claims we make for our products. The FDA also may limit or prohibit claims based on comparison of our products with other surgical cardiac tissue ablation technologies and devices in the absence of a scientifically valid head-to-head clinical trial or other adequate supporting data. Any legal limitations on the promotional claims we may make for our products will limit the growth rate of our sales and raise the level of selling effort required to achieve those sales.

Even if our SOLAR System receives FDA 510(k) clearance, we cannot assure you that the system will be equal to or superior to other systems for the ablation of soft tissue.   Although laser energy has been used widely in various surgical procedures, the use is relatively novel in minimally invasive procedures to ablate cardiac tissue and potentially treat AF. While our SOLAR System has demonstrated success in ablating cardiac tissue in animals, we have not yet conducted studies in a human clinical setting. Accordingly, we cannot assure you that this system will be clinically effective. In addition, our competitors have developed alternative surgical treatments to ablate cardiac tissue and potentially treat AF. Furthermore, our competitors may be in the process of creating similar or superior treatments or procedures to our SOLAR System of which we are not aware. If our SOLAR System does not prove to be equal to or superior to other systems for the ablation of tissue, it would have a material adverse effect on our business, financial condition, operating results and cash flows.

Even if we obtain regulatory clearance, we cannot assure you that our SOLAR System will gain physician acceptance.   A limited number of cardiovascular surgeons and cardiologists can influence medical device selection and purchase decisions for a large portion of the target cardiovascular surgery patient population. Even if we obtain FDA 510(k) clearance for our SOLAR System, we cannot assure you that it will gain any significant degree of physician acceptance, or that users will accept our SOLAR System as preferable to alternative products or methods for tissue ablation. Physician acceptance of this system depends upon a number of additional factors, many of which are beyond our control, including:

•       Our success in obtaining a cardiac indication for our SOLAR System;

•       Our success in extending our labeling to the treatment of AF;

•       The perceived safety and effectiveness of the system;

•       Our ability to effectively train physicians and staff on the features, benefits and safe operation of our systems;

•       The prevalence and severity of any side effects, including damage to adjacent organs and structures;

•       The acceptable procedure time associated with the use of the system;

•       Potential advantages over alternative treatments;

•       The strength of marketing and distribution support; and

•       Third party coverage of reimbursement.

If our SOLAR System does not achieve an adequate level of acceptance by physicians, patients or healthcare payers, we may not generate significant revenue, we may not become profitable, and we may be unable to continue operating.

Our success depends on the availability and adequacy of third party reimbursement for the relevant surgical procedures.   Our ability to market products successfully in the U.S. depends in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health insurers, health maintenance organizations and other third party payers.

Payers may challenge the need for, and prices of, high technology medical products such as ours. Third party payers may deny reimbursement for procedures that they deem experimental or for devices used in ways other than as cleared by the FDA or stated in their indications for use. With respect to our products, some private payers could deny coverage until the medical profession generally accepts devices and new procedures. The inability of hospitals and other providers to obtain reimbursement from third party payers for our products would have a material adverse impact on our business, financial condition, operating results and cash flows. Healthcare reform may also impact sales of new products. In the U.S. reforms may include:

•       Reduction of Medicare and Medicaid reimbursements for complex procedures, such as the surgical treatment of cardiac arrhythmias, including AF;

•       Controls on health care spending through limiting the growth of private health insurance premiums and Medicare and Medicaid spending; and

•       Fundamental changes to the health care delivery system.

If we are unable to manage our expected growth, our future revenue and operating results may be adversely affected.   If we receive FDA clearance for our SOLAR System, we will need to rapidly expand our sales and marketing operations, grow our research and development efforts, and enhance our administrative operations. This expansion is expected to place a significant strain on our management and operational and financial resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth. To commercialize our SOLAR System, to manage our growth, and to fund clinical studies, we will be required to improve existing and implement new operational and financial systems, procedures and controls and expand, train and manage our employee base. If we are unable to manage our growth effectively, our business, financial condition, operating results and cash flows could be materially adversely affected.

Our efforts to develop and commercialize new products beyond our ATRILAZE System and accessory products are at an early stage and are subject to a high risk of failure.   A key element of our strategy is to develop and commercialize new products for the treatment of AF as extensions of, or in addition to, our ATRILAZE System. We are seeking to do so through our internal research programs and we may explore strategic collaborations for the development of new products utilizing our core technology. Research programs to develop and commercialize new products require substantial technical, financial and human resources, whether or not any products are ultimately developed. If we fail to develop and commercialize new products, including our SOLAR System, our business will suffer.

We may need to fund ongoing clinical studies throughout the lifecycle of each of our products, providing scientific data to regulatory agencies and cost effectiveness data to third party healthcare payers.   The FDA, foreign regulatory agencies and third party health care payers may require scientific clinical outcomes data and cost effectiveness data. We will need to provide this data throughout our products’ lifecycles. Payers and governmental agencies may change the frequency and breadth of clinical research required, potentially significantly increasing our costs. Without adequate positive outcomes data that demonstrate advantages from the use of our SOLAR System, we may not achieve any significant market penetration. We cannot assure you that our outcomes data will be adequate to meet present or future medical device utility requirements. If our outcomes data does not meet such requirements, we may be unable to sell our products or obtain third party reimbursement for the costs of our products.

Substantial government regulation abroad may restrict our ability to sell our SOLAR System or other products.   If we choose to market our products in foreign countries, we must also comply with laws and regulations of foreign countries in which we market such products. In general, the extent and complexity of medical device regulation is increasing worldwide. This trend may continue, and the cost and time required to obtain marketing clearance in any given country may increase as a result. We cannot assure you that our products will obtain any necessary foreign clearances on a timely basis, or at all.

Our products face competition from those of well established companies with greater financial and marketing resources, as well as alternative therapies or treatment options.   Our industry is highly competitive, subject to change, and significantly affected by new product introductions and other activities of industry participants. Many of our competitors have significantly greater financial and human resources than we do and have established reputations with our target customers, as well as worldwide distribution channels that are more established and developed than ours. Our primary competitors include AtriCure, Inc., Boston Scientific Corp., CryoCath Technologies, Inc., ESTECH, Inc., Medtronic, Inc. and St. Jude Medical, Inc. As of March 1, 2007, no company had received FDA labeling or clearance to market an ablation system for use as a treatment of AF in the U.S. However, our competitors provide products that have been adopted by physicians for the off-label treatment of AF.

We and many of our competitors have developed surgical ablation devices that have been used to treat AF concomitant with an open-heart surgical procedure. We and our competitors utilize different technologies as energy sources for ablation devices, including cryothermy, radiofrequency, microwave, high-intensity focused ultrasound and laser. Each of these companies is also currently working with its core technology to develop devices that can be used as a stand-alone, minimally invasive AF treatment.

Some of our competitors, including Boston Scientific Corp., Cardima, Inc., CryoCath Technologies, Inc., CryoCor, Inc., Johnson and Johnson, Inc., Medtronic, Inc., and St. Jude Medical, Inc., offer catheter-based treatments. These companies sell products that are used by physicians to treat the population of patients that have AF, but are not candidates for open-heart surgery, which is the same group of patients that we believe would most benefit from our SOLAR System. Some of these catheter-based treatments already have FDA clearance or approval for cardiac use, including the treatment of certain arrhythmias, although none has approval for the treatment of AF.

Because of the large number of competitors and treatment options in the AF market, we cannot assure you that even if we commercially launch our SOLAR System that we will be able to compete effectively.

We may be unable to extend and protect our proprietary rights which are critical to our success in developing products for cardiac tissue ablation and the potential treatment of AF.   We have been issued three U.S. patents covering various methods and apparatus for treating tissue including treatment for AF. As of March 1, 2007, we had 13 pending U.S. patent applications and several international patent applications relating to products we have designed for use in treating AF. We expect to seek patent protection for additional products that we may develop in the future. Our success will depend, in part, on our ability to protect our products and to manufacture and sell them without infringing the rights of third parties. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and, therefore, are highly uncertain. In addition, the laws of many countries may not afford protection for our proprietary rights to the same extent as U.S. laws. We cannot assure you that:

•               Any pending patent applications or any future patent applications will result in the issuance of patents;

•               The scope of existing or any future patent protection will be effective to exclude competitors or to provide competitive advantages to us;

•               We will be able to commercially exploit issued patents before they expire;

•               Any of our patents will be held valid if subsequently challenged;

•               Others will not claim rights in, or ownership of, the patents and other proprietary rights we hold;

•               Our products and processes will not infringe, or be alleged to infringe, the proprietary rights of others; or

•               We will be able to protect meaningful rights in proprietary technology over which we do not hold patents.

Furthermore, we cannot assure you that others have not developed or will not develop products that may duplicate our products or manufacturing processes, or that others will not design around our patents. Other parties may independently develop or otherwise acquire substantially equivalent techniques, gain access to our proprietary technology or disclose such technology. In addition, whether or not we obtain additional patents, others may hold or receive patents covering components of products we independently develop in the future.

We may be subject to claims that we infringe the intellectual property rights of third parties, which could adversely affect the sale of our products and our financial condition.   The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would likely result in substantial cost to us, may be necessary to enforce patents issued or licensed to us and/or to determine the scope and validity of others’ proprietary rights.

Our competitors hold issued patents which may result in claims of infringement against us or other patent litigation. We also may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, which could result in substantial cost to determine the priority of inventions.

We are aware of patents issued to our competitors and are aware that these competitors have patent applications pending. These patents and applications could become the basis for infringement claims against us. In April 2005, we received a letter from Edwards Lifesciences LLC (“Edwards”) concerning our ATRILAZE System, which is the subject of some of our patents. Edwards’ letter called to our attention six of its patents and requested us to comment on how our products differ from the claimed methods and apparatus of the six specified Edwards patents. We reviewed the specified Edwards’ patents and discussed them with our patent counsel, and believe that our surgical ablation systems do not infringe any of these patents. In response to a further inquiry from Edwards in May 2006, we responded through patent counsel outlining our position on at least one of the Edwards’ patents. While Edwards did not claim in its letter that our products infringe its patents, it is likely that in the future, Edwards or others will continue to inquire regarding our products and patents and possibly make intellectual property claims relating to our tissue ablation devices. Subsequent to these inquiries by Edwards, Edwards announced that it was discontinuing development and support of its laser-based ablation system in the U.S.

Legal proceedings brought against us alleging that our products infringe existing patents, whether with or without merit, could be time-consuming for our management and employees, result in costly litigation, cause product shipment delays, require us to pay damages or settlement amounts, or require us to:

•               Cease manufacturing and selling the product in question, which could seriously harm our business;

•               Enter into royalty-bearing licensing agreements; or

•               Design commercially acceptable non-infringing alternative products.

We cannot assure you that we would be able to obtain licensing agreements, if required, on terms acceptable to us or at all, or that we would be able to develop commercially acceptable non-infringing alternative products. Our failure to do so could have a material adverse effect upon our business, financial condition, operating results and cash flows.

We depend upon single and limited source third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business.   We expect to rely on single and limited source third-party vendors for the manufacture of many of the components used in our SOLAR System. In addition, in some cases there are relatively few alternative sources of supply for certain other components that are critical to our surgical ablation systems.

Our reliance on these outside manufacturers and suppliers also subjects us to risks that could harm our business, including:

•               We may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•               We may have difficulty locating and qualifying alternative suppliers;

•               Switching components may require product redesign;

•               Our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and

•               Our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products, and could therefore have a material adverse effect on our business, financial condition, operating results and cash flows.

Key executives could leave our company at any time, thereby adversely affecting our product development and profitability.   We depend heavily on the technical knowledge and industry expertise of our management team. The development and execution of our business plan depends upon these individuals. The departure of key people could materially and adversely affect our business, financial condition, operating results and cash flows.

We may be unable to recruit, motivate and retain qualified employees.   Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including those who concentrate in research and development, sales, marketing and manufacturing, to keep pace with our product development schedules. Qualified individuals needed to fill these positions could be in short supply in our market. Our inability to recruit, motivate and retain such individuals may delay the planned launch of new products, or result in high employee turnover; either of which could have a material adverse effect on our business, financial condition, operating results and cash flows. Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees.

Once medical devices are cleared for sale, regulatory authorities may still limit the use of such products, prevent the sale or manufacture of such products or require a recall or withdrawal of such products from the marketplace.   Following initial clearance from regulatory authorities, we continue to be subject to extensive regulatory requirements. Government authorities can withdraw marketing clearance due to our failure to comply with regulatory standards or due to the occurrence of unforeseen problems following initial clearance. Ongoing regulatory requirements are wide-ranging and govern, among other things:

•       Product manufacturing;

•       Supplier substitution;

•       Product changes;

•       Process modifications;

•       Medical device reporting;

•       Product sales and distribution; and

•       Annual inspections to retain CE mark for sale of products in the European Union.

As a small company with limited resources, it is possible that there may be failures in our quality system in regard to documenting and reporting on product quality and patient safety issues. If the FDA or comparable foreign authorities believes we are not in compliance with applicable laws or regulations, it can:

•       Seize our products;

•       Require a recall;

•       Withdraw previously granted market clearances;

•       Implement procedures to stop future violations; and/or

•       Seek civil and criminal penalties against us.

In addition, suppliers of components of, and products used to manufacture, our products must also comply with the FDA and foreign regulatory requirements, which often require significant resources and subject us and our suppliers to potential regulatory inspections and stoppages. If our suppliers do not achieve and maintain required regulatory approval, our commercialization efforts could be delayed, which would impair our business, financial condition, operating results and cash flows.

Compliance with environmental laws and regulations may be expensive. Failure to comply with environmental laws and regulations could subject us to significant liability.   Our manufacturing operations and research and development activities involve the use of biological materials and hazardous substances and are subject to a variety of federal, state and local environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances. Our research and development and manufacturing operations may produce biological waste materials, such as animal tissues, and certain chemical waste. These operations are permitted by regulatory authorities, and the resultant waste materials are disposed of in material compliance with environmental laws and regulations. Compliance with these laws and regulations may be expensive and non-compliance could result in substantial liabilities. In addition, we cannot completely eliminate the risk of accidental contamination or injury to third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed any applicable insurance coverage we may have. In addition, our manufacturing operations may result in the release, discharge, emission or disposal of hazardous substances that could cause us to incur substantial liabilities, including costs for investigation and remediation. Further, our corporate headquarters lease makes it our responsibility for any construction costs deemed necessary or required by the landlord in connection with the relocation or removal of the private septic system and/or drain field as well as costs associated with responding to any release of hazardous materials at the property.

If we are unable to successfully address the material weakness in our internal controls, our ability to report our financial results on a timely and accurate basis may be adversely affected.   In prior periods, we did not maintain effective controls over the preparation, review, presentation and disclosure of our statement of operations. Specifically, we incorrectly reported certain expenses as part of continuing operations rather than as part of discontinued operations in accordance with U.S. generally accepted accounting principles. This control deficiency resulted in the restatement of our financial statements for the fiscal year ended April 30, 2005 and the three and six-month periods ended October 31, 2004. Accordingly, management determined that this control deficiency constitutes a material weakness in our internal control over financial reporting.

A material weakness is a control deficiency or a combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. We have taken steps to remediate the material weakness that include a thorough review of the classification requirements of each component line item and the individual elements that comprise each line item of the statement of operations, in accordance with generally accepted accounting principles. Although we have taken these steps, we cannot assure you that this or other control deficiencies will not result in a misstatement in the future.

We have developed a plan to address this material weakness that includes adding additional professional accounting personnel. In April 2006, we hired a full-time controller with national public accounting firm experience. In June 2006, we hired a new Chief Financial Officer with prior public company experience, who previously led the implementation of a Sarbanes-Oxley compliance program for an accelerated filer. We will continue to assess the adequacy and appropriateness of our financial staff and adjust accordingly as changes in our business warrant. Although we are not certain when the material weakness will be remediated, we will need a period of time over which to demonstate that these controls are functioning appropriately to conclude that we have adequately remediated it. We may be unable to achieve appropriate segregation of duties required for effective internal control over financial reporting until we are able to increase the size of our finance department beyond its present level. We currently lack the resources necessary to expand such staffing.

We are currently implementing a new enterprise resource planning system. We cannot assure you that the implementation will not result in some short-term issues, which might delay the production of financial statements in a timely manner, or which may cause errors and misstatements.

We cannot be certain that additional material weaknesses in our internal control over financial reporting will not be discovered in the future. Any failure to remediate the unremediated material weakness described above or any future material weaknesses or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent registered public accounting firm.   As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports, including Annual Reports on Form 10-KSB, which we file. In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting as well as the operating effectiveness of the company’s internal controls over financial reporting. We expect to become subject to the requirement to provide management’s report on internal control over financial reporting for the fiscal year ending April 30, 2008. We expect to become subject to the requirement to file an auditor’s attestation report on internal control over financial reporting for the fiscal year ending April 30, 2009.

While we expect to expend significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act, there is a risk that we will not comply with all of the requirements imposed thereby. Accordingly, we cannot assure you that we will not receive an adverse report on our assessment of our internal controls over financial reporting and/or the operating effectiveness of our internal controls over financial reporting from our independent registered public accounting firm.

In the event we fail to remediate the material weakness described above, we identify significant deficiencies or other material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse report from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

In addition to the above, in the event that our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected. In addition, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

We cannot predict the outcome of legal proceedings and an adverse determination could negatively impact our financial results.   In March 2006, J Giordano Securities LLC (d/b/a J Giordano Securities Group) (“JGSG”) filed suit against our company claiming that it is entitled to damages due to an alleged breach of the engagement agreement, as amended, between us and JGSG. In particular, JGSG originally claimed that the exercise of outstanding warrants for the purchase of common stock by certain JGSG-identified investors and our purchase of outstanding shares of 5% Series A Redeemable Convertible Preferred Stock from certain JGSG-identified investors in December 2005 and January 2006 entitled JGSG to damages no less than $1,431,769. In September 2006, we asserted a counterclaim against JGSG based upon JGSG’s failure to satisfactorily perform under the engagement agreement. In November 2006, JGSG added new claims for additional compensation based upon the issuance of additional common stock to preferred stock holders in the alleged “follow-on transactions,” our alleged failure to timely file a resale registration statement for JGSG, and for additional compensation based upon our October 2006 private placement. As a result of these new claims, JGSG amended its claim for damages to $3,346,565. Although we intend to vigorously defend ourselves against the lawsuit, an adverse resolution of this lawsuit could materially affect our ability to fund our operations.

The U.S. District Court in the District of Connecticut has referred the matter to the National Association of Securities Dealers for binding arbitration. Given the nature of arbitration proceedings, it is reasonably possible that we may be expected to pay certain amounts in connection with this claim. As of January 31, 2007, we have not recorded an accrual for this matter since the amount to be paid, if any, cannot reasonably be estimated.

Risks Related to Our Securities

Our stock price is volatile; purchasers of our common stock could sustain substantial losses.   The stock market in general and the market for small medical device companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the stock. The price of our common stock will be determined in the marketplace and may be influenced by many factors, including:

•               Physician and patient acceptance of our products;

•               Developments, disputes or litigation concerning patents or other proprietary rights and our ability to obtain patent protection for our technologies;

•               Regulatory restrictions in the U.S. and foreign countries;

•               The ability to manufacture our products to commercial standards;

•               Public concern over our products;

•               The loss of key personnel;

•               Additional future sales of our common stock;

•               Comparisons of our financial results with those of companies that are perceived to be similar to us;

•               The pricing of our products;

•               Changes in the structure of healthcare payment systems;

•               Investors’ perceptions of us; and

•               General economic, industry and market conditions.

A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, shareholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

Fluctuations in our operating results may result in decreases in the price of our securities.   We expect our operating results to fluctuate significantly because of several factors, including the timing of FDA clearance, government policies regarding payment for our products and the development of new technologies. Consequently, our operating results may fall below the expectations of public market analysts and investors. In that event, the price of our securities would likely decrease.

If there are substantial sales of our common stock by existing shareholders, the price of our common stock may decline.   If our existing common shareholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. As of December 1, 2006, existing shareholders had the ability to sell 9,428,562 shares in the public market pursuant to registration statements on Form SB-2 filed with the SEC. In addition, we anticipate that we will need to raise additional capital to fund operations. If we raise additional funds by issuing equity securities, our stock price may decline and our existing shareholders may experience significant dilution. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to market price. A negative reaction by investors and securities analysts to any sale of our equity securities could result in a decline in the trading price of our common stock.

You may have difficulty reselling our common stock.   We cannot assure you of an active public market for our common stock. Selling our securities also may be difficult because of the quantity of securities that may be bought and sold, the possibility that transactions may be delayed, and a low level of security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities.

If we fail to maintain certain resale registration statements, we could face substantial monetary charges.   In connection with our April 2005 private placement, our December 2005 and January 2006 preferred stock purchases, and our October 2006 private placement, we entered into registration rights agreements in which we agreed to prepare and file with the SEC by certain filing dates, registration statements to register certain shares of common stock, which registration statements must be maintained effective throughout a period of up to five years. If we fail to file any registration statement by a required filing date, or a registration statement is not declared effective by a specified effectiveness date, or after an effective date, the registration statement ceases to be effective and available to the holders of the securities that were registered for more than a specified number of days in any consecutive 12 month period, then in addition to other rights which such holders may have against us under applicable law, we are generally obligated to pay as liquidated damages to such holders for each calendar month or portion thereof an amount equal to 1.5 percent of the aggregate amount invested by the investors until we satisfy the requirements of the registration rights agreement. If we are required to pay such liquidated damages or other amounts to these holders, our business, financial condition, operating results and cash flows would be materially adversely affected.

The issuance of additional equity securities in a future financing could trigger the anti-dilution provisions of our outstanding warrants.   In general, if we were to issue additional equity securities at a per share price lower than the exercise price of our outstanding warrants, then the exercise price of such warrants would automatically adjust downward on either a weighted-average or full-ratchet basis. We may be required to issue securities in a manner that would trigger these anti-dilution provisions in order to finance the company. Such adjustments would dilute the holdings of existing common shareholders.

Our affiliated shareholders have significant control over our company, which could reduce your ability to receive a premium for your securities through a change in control.   As of March 1, 2007, officers and directors of our company beneficially owned approximately 20 percent of our outstanding common stock. As a result, they may be able to control our company and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without their support. These transactions might include proxy contests, tender offers, open market purchase programs or other share purchases that could give our shareholders the opportunity to realize a premium over the then prevailing market price of our securities. As a result, this concentration of ownership could depress the price of our securities.

Our acquisition of preferred stock and related warrant exercises have resulted in a concentration of ownership.   In December 2005 and January 2006, investors who purchased preferred stock and warrants in our April 2005 private placement sold back their preferred stock to our company and exercised their related warrants. The common stock issued in connection with such transaction represented over 85 percent of our outstanding common stock at the completion of the transaction. A major portion of such securities were acquired by PKM Properties, LLC, an entity controlled by Paul K. Miller, one of our directors, and, with approximately 17 percent beneficial ownership, one of the largest beneficial owners of our securities. Should a few of these investors agree to vote in concert, they would control our company. To our knowledge, these investors have not acted as a group in seeking, negotiating or making their investments in our company and consider themselves independent investors.

Minnesota law and our ability to issue preferred stock could deter a take-over or acquisition of our company.   Our articles of incorporation authorize the issuance of shares of preferred stock. Our board of directors, without any action by our shareholders, is authorized to designate and issue preferred stock in such classes or series, as it deems appropriate and establish the rights and privileges of such shares, including liquidation and voting rights. Our ability to designate and issue preferred stock having preferential rights over our common stock could adversely affect the voting power and other rights of holders of common stock. We are also subject to the Minnesota Business Corporation Act, which includes provisions that limit the voting rights of persons acquiring specified percentages of shares of an issuing public corporation in a “control share acquisition” and restrict “business combinations” between issuing public corporations and specified persons acquiring their securities. Our ability to issue preferred stock and the application of the provisions of Minnesota law discussed above could impede or deter another party from making a tender offer or other proposal to acquire our company.

We do not intend to pay cash dividends on our common stock in the foreseeable future.   We have not paid dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.